# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 1stdibs.com, Inc., CIK 0001600641
CUSIP: 320551104
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 300 Park Avenue South, 10th Floor, New York, New York (NY), 10010
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-021437
Filed by CIK 0001297648

## Reporting persons
- Benchmark Capital Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,793,941; shared voting power 0; sole dispositive power 2,793,941; shared dispositive power 0; aggregate amount beneficially owned 2,793,941 (7.7% of the class)
  Comment: Note to Row 5: 2,793,941 shares, except that Benchmark Capital Management Co. V, L.L.C. ("BCMC V"), the general partner of BCP V, may be deemed to have sole power to vote these shares, and Alexandre Balkanski ("Balkanski"), Bruce W. Dunlevie ("Dunlevie"), Peter Fenton ("Fenton"), J. William Gurley ("Gurley"), Kevin R. Harvey ("Harvey"), Robert C. Kagle ("Kagle") and Mitchell H. Lasky ("Lasky"), the members of BCMC V, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 2,793,941 shares, except that BCMC V, the general partner of BCP V, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky, the members of BCMC V, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
- Benchmark Founders' Fund V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 342,366; shared voting power 0; sole dispositive power 342,366; shared dispositive power 0; aggregate amount beneficially owned 342,366 (0.9% of the class)
  Comment: Note to Row 5: 342,366 shares, except that BCMC V, the general partner of BFF V, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky, the members of BCMC V, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 342,366 shares, except that BCMC V, the general partner of BFF V, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky, the members of BCMC V, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
- Benchmark Founders' Fund V-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 65,550; shared voting power 0; sole dispositive power 65,550; shared dispositive power 0; aggregate amount beneficially owned 65,550 (0.2% of the class)
  Comment: Note to Row 5: 65,550 shares, except that BCMC V, the general partner of BFF V-A, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky, the members of BCMC V, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 65,550 shares, except that BCMC V, the general partner of BFF V-A, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky, the members of BCMC V, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
- Benchmark Founders' Fund V-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 51,580; shared voting power 0; sole dispositive power 51,580; shared dispositive power 0; aggregate amount beneficially owned 51,580 (0.1% of the class)
  Comment: Note to Row 5: 51,580 shares, except that BCMC V, the general partner of BFF V-B, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky, the members of BCMC V, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 51,580 shares, except that BCMC V, the general partner of BFF V-B, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky, the members of BCMC V, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
- Benchmark Capital Management Co. V, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,653,916; shared voting power 0; sole dispositive power 3,653,916; shared dispositive power 0; aggregate amount beneficially owned 3,653,916 (10% of the class)
  Comment: Note to Row 5: 3,653,916 shares, of which 2,793,941 are directly owned by BCP V, 342,366 are directly owned by BFF V, 65,550 are directly owned by BFF V-A, 51,580 are directly owned by BFF V-B and 400,479 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V, the general partner of BCP V, BFF V, BFF V-A and BFF V-B, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky, the members of BCMC V, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 3,653,916 shares, of which 2,793,941 are directly owned by BCP V, 342,366 are directly owned by BFF V, 65,550 are directly owned by BFF V-A, 51,580 are directly owned by BFF V-B and 400,479 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V, the general partner of BCP V, BFF V, BFF V-A and BFF V-B, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky, the members of BCMC V, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
- Benchmark Capital Partners VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,903,971; shared voting power 0; sole dispositive power 2,903,971; shared dispositive power 0; aggregate amount beneficially owned 2,903,971 (8% of the class)
  Comment: Note to Row 5: 2,903,971 shares, except that Benchmark Capital Management Co. VII, L.L.C. ("BCMC VII"), the general partner of BCP VII, may be deemed to have sole power to vote these shares, and Matthew R. Cohler ("Cohler"), Dunlevie, Fenton, Gurley, Harvey and Lasky, the members of BCMC VII, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 2,903,971 shares, except that BCMC VII, the general partner of BCP VII, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey and Lasky, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
- Benchmark Founders' Fund VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 322,512; shared voting power 0; sole dispositive power 322,512; shared dispositive power 0; aggregate amount beneficially owned 322,512 (0.9% of the class)
  Comment: Note to Row 5: 322,512 shares, except that BCMC VII, the general partner of BFF VII, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey and Lasky, the members of BCMC VII, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 322,512 shares, except that BCMC VII, the general partner of BFF VII, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey and Lasky, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
- Benchmark Founders' Fund VII-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 427,433; shared voting power 0; sole dispositive power 427,433; shared dispositive power 0; aggregate amount beneficially owned 427,433 (1.2% of the class)
  Comment: Note to Row 5: 427,433 shares, except that BCMC VII, the general partner of BFF VII-B, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey and Lasky, the members of BCMC VII, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 427,433 shares, except that BCMC VII, the general partner of BFF VII-B, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey and Lasky, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
- Benchmark Capital Management Co. VII, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,653,916; shared voting power 0; sole dispositive power 3,653,916; shared dispositive power 0; aggregate amount beneficially owned 3,653,916 (10% of the class)
  Comment: Note to Row 5: 3,653,916 shares, of which 2,903,971 are directly owned by BCP VII, 322,512 are directly owned by BFF VII and 427,433 are directly owned by BFF VII-B. BCMC VII, the general partner of BCP VII, BFF VII and BFF VII-B, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey and Lasky, the members of BCMC VII, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 3,653,916 shares, of which 2,903,971 are directly owned by BCP VII, 322,512 are directly owned by BFF VII and 427,433 are directly owned by BFF VII-B. BCMC VII, the general partner of BCP VII, BFF VII and BFF VII-B, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey and Lasky, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
- Alexandre Balkanski: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,653,916; sole dispositive power 0; shared dispositive power 3,653,916; aggregate amount beneficially owned 3,653,916 (10% of the class)
  Comment: Note to Row 6: 3,653,916 shares, of which 2,793,941 are directly owned by BCP V, 342,366 are directly owned by BFF V, 65,550 are directly owned by BFF V-A, 51,580 are directly owned by BFF V-B and 400,479 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Balkanski, a member of BCMC V, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: 3,653,916 shares, of which 2,793,941 are directly owned by BCP V, 342,366 are directly owned by BFF V, 65,550 are directly owned by BFF V-A, 51,580 are directly owned by BFF V-B and 400,479 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Balkanski, a member of BCMC V, may be deemed to have shared power to have shared power to dispose of these shares.
- Matthew R. Cohler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 60,905; shared voting power 3,653,916; sole dispositive power 60,905; shared dispositive power 3,653,916; aggregate amount beneficially owned 3,714,821 (10.2% of the class)
  Comment: Note to Row 6: 3,653,916 shares, of which 2,903,971 are directly owned by BCP VII, 322,512 are directly owned by BFF VII and 427,433 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B. Cohler, a member of BCMC VII, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: 3,653,916 shares, of which 2,903,971 are directly owned by BCP VII, 322,512 are directly owned by BFF VII and 427,433 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B. Cohler, a member of BCMC VII, may be deemed to have shared power to dispose these shares.
- Bruce W. Dunlevie: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,307,832; sole dispositive power 0; shared dispositive power 7,307,832; aggregate amount beneficially owned 7,307,832 (20% of the class)
  Comment: Note to Row 6: 7,307,832 shares, of which 2,793,941 are directly owned by BCP V, 342,366 are directly owned by BFF V, 65,550 are directly owned by BFF V-A, 51,580 are directly owned by BFF V-B, 400,479 are held in nominee form for the benefit of persons associated with BCMC V, 2,903,971 are directly owned by BCP VII, 322,512 are directly owned by BFF VII and 427,433 are directly owned by BFF VII-B. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B. Dunlevie, a member of BCMC V and BCMC VII, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: 7,307,832 shares, of which 2,793,941 are directly owned by BCP V, 342,366 are directly owned by BFF V, 65,550 are directly owned by BFF V-A, 51,580 are directly owned by BFF V-B, 400,479 are held in nominee form for the benefit of persons associated with BCMC V, 2,903,971 are directly owned by BCP VII, 322,512 are directly owned by BFF VII and 427,433 are directly owned by BFF VII-B. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B. Dunlevie, a member of BCMC V and BCMC VII, may be deemed to have shared power to dispose of these shares.
- Peter Fenton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,307,832; sole dispositive power 0; shared dispositive power 7,307,832; aggregate amount beneficially owned 7,307,832 (20% of the class)
  Comment: Note to Row 6: 7,307,832 shares, of which 2,793,941 are directly owned by BCP V, 342,366 are directly owned by BFF V, 65,550 are directly owned by BFF V-A, 51,580 are directly owned by BFF V-B, 400,479 are held in nominee form for the benefit of persons associated with BCMC V, 2,903,971 are directly owned by BCP VII, 322,512 are directly owned by BFF VII and 427,433 are directly owned by BFF VII-B. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B. Fenton, a member of BCMC V and BCMC VII, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: 7,307,832 shares, of which 2,793,941 are directly owned by BCP V, 342,366 are directly owned by BFF V, 65,550 are directly owned by BFF V-A, 51,580 are directly owned by BFF V-B, 400,479 are held in nominee form for the benefit of persons associated with BCMC V, 2,903,971 are directly owned by BCP VII, 322,512 are directly owned by BFF VII and 427,433 are directly owned by BFF VII-B. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B. Fenton, a member of BCMC V and BCMC VII, may be deemed to have shared power to dispose of these shares.
- J. William Gurley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,307,832; sole dispositive power 0; shared dispositive power 7,307,832; aggregate amount beneficially owned 7,307,832 (20% of the class)
  Comment: Note to Row 6: 7,307,832 shares, of which 2,793,941 are directly owned by BCP V, 342,366 are directly owned by BFF V, 65,550 are directly owned by BFF V-A, 51,580 are directly owned by BFF V-B, 400,479 are held in nominee form for the benefit of persons associated with BCMC V, 2,903,971 are directly owned by BCP VII, 322,512 are directly owned by BFF VII and 427,433 are directly owned by BFF VII-B. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B. Gurley, a member of BCMC V and BCMC VII, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: 7,307,832 shares, of which 2,793,941 are directly owned by BCP V, 342,366 are directly owned by BFF V, 65,550 are directly owned by BFF V-A, 51,580 are directly owned by BFF V-B, 400,479 are held in nominee form for the benefit of persons associated with BCMC V, 2,903,971 are directly owned by BCP VII, 322,512 are directly owned by BFF VII and 427,433 are directly owned by BFF VII-B. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B. Gurley, a member of BCMC V and BCMC VII, may be deemed to have shared power to dispose of these shares.
- Kevin R. Harvey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,307,832; sole dispositive power 0; shared dispositive power 7,307,832; aggregate amount beneficially owned 7,307,832 (20% of the class)
  Comment: Note to Row 6: 7,307,832 shares, of which 2,793,941 are directly owned by BCP V, 342,366 are directly owned by BFF V, 65,550 are directly owned by BFF V-A, 51,580 are directly owned by BFF V-B, 400,479 are held in nominee form for the benefit of persons associated with BCMC V, 2,903,971 are directly owned by BCP VII, 322,512 are directly owned by BFF VII and 427,433 are directly owned by BFF VII-B. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B. Harvey, a member of BCMC V and BCMC VII, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: 7,307,832 shares, of which 2,793,941 are directly owned by BCP V, 342,366 are directly owned by BFF V, 65,550 are directly owned by BFF V-A, 51,580 are directly owned by BFF V-B, 400,479 are held in nominee form for the benefit of persons associated with BCMC V, 2,903,971 are directly owned by BCP VII, 322,512 are directly owned by BFF VII and 427,433 are directly owned by BFF VII-B. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B. Harvey, a member of BCMC V and BCMC VII, may be deemed to have shared power to dispose of these shares.
- Robert C. Kagle: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,653,916; sole dispositive power 0; shared dispositive power 3,653,916; aggregate amount beneficially owned 3,653,916 (10% of the class)
  Comment: Note to Row 6: 3,653,916 shares, of which 2,793,941 are directly owned by BCP V, 342,366 are directly owned by BFF V, 65,550 are directly owned by BFF V-A, 51,580 are directly owned by BFF V-B and 400,479 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Kagle, a member of BCMC V, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: 3,653,916 shares, of which 2,793,941 are directly owned by BCP V, 342,366 are directly owned by BFF V, 65,550 are directly owned by BFF V-A, 51,580 are directly owned by BFF V-B and 400,479 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Kagle, a member of BCMC V, may be deemed to have shared power to dispose of these shares.
- Mitchell H. Lasky: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,307,832; sole dispositive power 0; shared dispositive power 7,307,832; aggregate amount beneficially owned 7,307,832 (20% of the class)
  Comment: Note to Row 6: 7,307,832 shares, of which 2,793,941 are directly owned by BCP V, 342,366 are directly owned by BFF V, 65,550 are directly owned by BFF V-A, 51,580 are directly owned by BFF V-B, 400,479 are held in nominee form for the benefit of persons associated with BCMC V, 2,903,971 are directly owned by BCP VII, 322,512 are directly owned by BFF VII and 427,433 are directly owned by BFF VII-B. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B. Lasky, a member of BCMC V and BCMC VII, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: 7,307,832 shares, of which 2,793,941 are directly owned by BCP V, 342,366 are directly owned by BFF V, 65,550 are directly owned by BFF V-A, 51,580 are directly owned by BFF V-B, 400,479 are held in nominee form for the benefit of persons associated with BCMC V, 2,903,971 are directly owned by BCP VII, 322,512 are directly owned by BFF VII and 427,433 are directly owned by BFF VII-B. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and BCMC VII is the general partner of BCP VII, BFF VII and BFF VII-B. Lasky, a member of BCMC V and BCMC VII, may be deemed to have shared power to dispose of these shares.

## Item 1. Issuer
Name of issuer: 1stdibs.com, Inc.
Address of issuer's principal executive offices: 300 Park Avenue South, 10th Floor New York, NY, 10010

## Item 2. Person Filing
Name of person filing:
This Statement is filed by BCP V, BFF V, BFF V-A, BFF V-B, BCMC V, BCP VII, BFF VII, BFF VII-B, BCMC VII and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky. The foregoing entities and individuals are collectively referred to as the "Reporting Persons."

BCMC V, the general partner of BCP V, BFF V, BFF V-A and BFF V-B, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by BCP V, BFF V, BFF V-A and BFF V-B.

BCMC VII, the general partner of BCP VII, BFF VII and BFF VII-B, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by BCP VII, BFF VII and BFF VII-B.

Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky are members of BCMC V and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by BCP V, BFF V, BFF V-A and BFF V-B.

Cohler, Dunlevie, Fenton, Gurley, Harvey and Lasky are members of BCMC VII and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by BCP VII, BFF VII and BFF VII-B.
Address of principal business office or, if none, residence:
c/o Benchmark Capital
2965 Woodside Road,
Woodside, California 94062
Citizenship: BCP V, BFF V, BFF V-A, BFF V-B, BCP VII, BFF VII and BFF VII-B are Delaware limited partnerships. BCMC V and BCMC VII are Delaware limited liability companies. Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky are United States Citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of BCP V, BFF V, BFF V-A, BFF V-B, BCP VII, BFF VII and BFF VII-B and the limited liability company agreements of BCMC V and BCMC VII, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A: Agreement of Joint Filing

## Signatures
- Benchmark Capital Partners V, L.P.: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Benchmark Founders' Fund V, L.P.: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Benchmark Founders' Fund V-A, L.P.: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Benchmark Founders' Fund V-B, L.P.: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Benchmark Capital Management Co. V, L.L.C.: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Benchmark Capital Partners VII, L.P.: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Benchmark Founders' Fund VII, L.P.: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Benchmark Founders' Fund VII-B, L.P.: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Benchmark Capital Management Co. VII, L.L.C.: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Alexandre Balkanski: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Matthew R. Cohler: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Bruce W. Dunlevie: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Peter Fenton: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- J. William Gurley: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Kevin R. Harvey: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Robert C. Kagle: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Mitchell H. Lasky: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
Comment: Signed pursuant to a Power of Attorney already on file with the appropriate agencies.